Filer and Investment Company Act File Number: Hennessy Funds Trust (811-07168)

Commission File Number of the Related Registration Statement: 333-183002

Filed Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed

Pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company and Investment Company Act File Number: The FBR Funds (811-21503)

To: All FBR & Co. Employees:

From: Bradley J. Wright, Executive Vice President and Chief Financial Officer, FBR & Co.

Subject: The FBR Funds

As many of you have seen, proxy materials are now available for the transaction between The FBR Funds and the Hennessy Funds. The Board of Trustees of The FBR Funds has approved the transaction and is recommending that all shareholders vote in favor of it. Our mutual funds business has always possessed excellent portfolio managers who have delivered strong performance over the years and we are confident they will continue to do so as they combine with the Hennessy Funds.

If you are an investor in any of the FBR Funds, I strongly encourage you to vote in favor of the transaction.

You can call 1-800-991-5861 if you would like proxy materials or have any other questions.